As filed with the Securities and Exchange Commission on June 28, 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

|X|  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1999

     OR

| | TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________________ to ________________

Commission file number

                   CALPINE CORPORATION RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                               CALPINE CORPORATION
                           50 WEST SAN FERNANDO STREET
                           SAN JOSE, CALIFORNIA 95115
             (Name of issuer of the securities held pursuant to the
            plan and the address of its principal executive officers)

Registrant's telephone number, including area code (408) 995-5115.

Required Information

Financial Statements
--------------------
Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

Notes to Financial Statements

Other
-----
Schedule G: Line 4d--Schedule of Nonexempt Transactions for the Year Ended December 31, 1999

Schedule H: Line 4i--Schedule of Assets Held for Investment Purposes as of December 31, 1999

Exhibit 23.1--Consent of Independent Public Accountants

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     Calpine Corporation Retirement Savings Plan

Date:    June 28, 2000               By:  /s/ Peter Cartwright
                                          --------------------
                                          Peter Cartwright
                                          Chairman of the Board of Directors of
                                          Calpine Corporation

CALPINE CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements
As of December 31, 1999 and 1998
Together with Report of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Advisory Committee of the
Calpine Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Calpine Corporation Retirement Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of nonexempt transactions for the year ended December 31, 1999 and assets held for investment purposes as of December 31, 1999, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Jose, California
June 23, 2000

                               CALPINE CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN 77-0212977
                                PLAN NUMBER 002

                                      Index

Statements of Net Assets Available for Benefits as of
December 31, 1999 and 1998                                                     1

Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 1999                                                   2

Notes to Financial Statements                                                3-5

Schedule  G: Line 4d--Schedule of Nonexempt Transactions for the
Year Ended December 31, 1999                                                   6

Schedule  H: Line 4i--Schedule of Assets Held for Investment Purposes
as of December 31, 1999                                                        7

Exhibit 23.1--Consent of Independent Public Accountants                        8

                               CALPINE CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN 77-0212977
                                 PLAN NUMBER 002

                 Statements of Net Assets Available for Benefits
                           December 31, 1999 and 1998

                                              1999                    1998
                                     ---------------------    ------------------

Assets:
   Investments, at fair value        $        37,140,129      $       22,511,728
                                     ---------------------    ------------------
   Receivables:
     Employer contributions                      103,460                  30,602
     Participant contributions                   204,630                  58,234
     Accrued income                                1,212                   --
                                     ---------------------    ------------------
         Total receivables                       309,302                  88,836
                                     ---------------------    ------------------
         Total assets                         37,449,431              22,600,564
                                     ---------------------    ------------------

Liabilities:
   Payable for securities purchased               71,308                   --
                                     ---------------------    ------------------
Net Assets Available for Benefits    $        37,378,123      $       22,600,564
                                     ====================     ==================

        The accompanying notes are an integral part of these statements.

                               CALPINE CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN 77-0212977
                                 PLAN NUMBER 002

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 1999

Additions:
   Additions to net assets attributed to:
     Investment income:
       Net appreciation in fair value of investments          $        6,430,343
       Interest and dividends                                          2,449,246
                                                              ------------------
         Total investment income                                       8,879,589
                                                              ------------------
     Contributions:
       Participant                                                     3,282,187
       Employer                                                        1,279,754
       Rollover                                                        1,906,964
                                                              ------------------
         Total contributions                                           6,468,905
                                                              ------------------
         Total additions                                              15,348,494
                                                              ------------------

Deductions:
   Deductions from net assets attributed to:
     Benefits paid to participants                                       538,624
     Administrative expenses                                              32,311
                                                              ------------------
         Total deductions                                                570,935
                                                              ------------------
         Net increase                                                 14,777,559

Net Assets Available for Benefits:
   Beginning of year                                                  22,600,564
                                                              ------------------
   End of year                                                $       37,378,123
                                                              ==================

        The accompanying notes are an integral part of these statements.

                               CALPINE CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN 77-0212977
                                 PLAN NUMBER 002

                          Notes to Financial Statements
                                December 31, 1999

1.       Description of the Plan and Investment Program

         The following describes the major provisions of the Calpine Corporation Retirement Savings Plan (the Plan) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General

         Calpine Corporation (the Company) established the Plan effective January 1, 1987, to supplement employees' retirement income. All active, full-time employees, with the exception of collective bargaining employees, are eligible to participate in the Plan on the first quarterly entry date following three months of employment (changed to the first of the month following hire date effective January 1, 2000). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is directly monitored by the Advisory Committee appointed by the Board of Directors. Fidelity Management Trust Company is the Plan trustee.

         During 1999, the Plan was amended to include a Company stock purchase investment option.

         Participant and Company Contributions

         The Company makes nondiscretionary monthly contributions to the Plan equal to 3 percent of a participant's annual compensation over 12 monthly contributions, subject to certain limitations, and may also make discretionary profit-sharing contributions each Plan year. The Plan also permits participant pretax contributions. Employees may make after-tax contributions of up to 10 percent of their salaries, as specified in the Plan.

         Participant Accounts

         Each participant has the right to direct the investment of his/her account balance and contributions to various funds, all of which are managed by Fidelity Investments. The funds are provided to allow participants a choice as to investment elections. Participants may change the allocation of their contributions on a daily basis. In addition, participants may borrow from their accounts in accordance with the Plan's provisions.

         Vesting

         Participants are always fully vested in their account balances. Generally, distributions are made only when a participant terminates employment or for reasons of retirement, death, or disability. However, withdrawals may be made in the event of certain other conditions, such as financial hardship, as specified in the Plan.

         Participant Loans

         Participants are allowed to have one loan outstanding at any one time. Loans are limited to the lesser of $50,000 or one-half of the participant's balance and are secured by his/her account balance. Loans must be for a minimum of $1,000. Loans of less than $2,500 must have a term of two years or less. Loans over that amount can have any term less than or equal to five years. Participants can obtain loans with a term of ten years if the loan is used for the purpose of acquiring their principal residence. Interest rates on the outstanding loans range from 7.12 percent to 9.20 percent.

         Payment of Benefits

         Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Additional optional payment forms, including a qualified joint and survivor annuity, are available at the election of the participant.

         Administrative Expenses

         Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan. Other outside professional and administrative services are paid or provided by the Company.

         Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.       Summary of Significant Accounting Policies

         Basis of Accounting

         The accompanying financial statements of the Plan were prepared in accordance with accounting principles generally accepted in the United States.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         Calpine Corporation Common Stock, a publicly traded security, is valued at fair value based upon the last reported sales price on the last business day of the Plan year.

         Mutual fund investments are reported at fair values based on the net asset value of each mutual fund.

         Participant loans are stated at book value, which approximates fair value.

         Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

         Participant Directed Fund Investment Disclosures

         The Accounting Standards Executive Committee issued on September 15, 1999, Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 statement of net assets available for benefits has been reclassified to eliminate the participant directed fund investment program disclosures.

         Benefits

         Benefits are recorded when paid.

3.       Investments

         The following represents individual investments held by the Plan:

                                                           December 31,
                                                  ------------------------------
                                                      1999              1998
                                                  --------------   -------------

         Fidelity Magellan Fund                   $  10,257,830    $   9,439,946
         Calpine Corporation Common Stock             7,962,881            --
         Fidelity Aggressive Growth Fund              7,166,573        2,955,579
         Fidelity Balanced Fund                       2,853,510        2,756,908
         Fidelity Overseas Fund                       2,545,258        2,090,139
         Fidelity Equity Income II Fund               2,029,312        2,062,136
         Fidelity Retirement Money Market Fund        1,892,902        1,503,531
         Participant Loans                            1,044,577          981,262
         Fidelity Intermediate Bond Fund                978,940          722,227
         Interest Bearing Cash                          408,346            --
                                                  --------------   -------------
                                                  $  37,140,129    $  22,511,728
                                                  ==============   =============

         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,430,343 as follows:

                            Mutual funds                 $    4,511,766
                            Common stock                      1,918,577
                                                         ----------------
                                                         $    6,430,343
                                                         ================

4.       Party-In-Interest Transactions

         The Trustee is a party-in-interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. In 1999, fees paid to the Trustee were $32,311.

5.       Tax Status

         The Internal Revenue Service has determined and informed the Company by a letter dated September 23, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

                               CALPINE CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN 77-0212977
                                PLAN NUMBER 002

            Schedule G: Line 4d--Schedule of Nonexempt Transactions
                      For the Year Ended December 31, 1999

                                                                                                                  (i)      (j)
         (a)                (b)              (c)                 (d)      (e)      (f)       (g)       (h)      Current    Net
 Identity of Party     Relationship     Description of         Purchase Selling   Lease    Expenses  Cost of    Value of   Gain
      Involved           to Plan         Transaction            Price    Price    Rental   Incurred   Asset      Asset    (Loss)
------------------------------------------------------------------------------------------------------------------------------------

* Calpine Corporation   Employer   Late 401(k) Contributions     N/A      N/A     N/A       N/A    $ 58,261      N/A       N/A

* Calpine Corporation   Employer   Late 401(k) Contributions     N/A      N/A     N/A       N/A      30,576      N/A       N/A

* Calpine Corporation   Employer   Late 401(k) Contributions     N/A      N/A     N/A       N/A     424,475      N/A       N/A

* Calpine Corporation   Employer   Late 401(k) Contributions     N/A      N/A     N/A       N/A     367,854      N/A       N/A

* Calpine Corporation   Employer   Late 401(k) Contributions     N/A      N/A     N/A       N/A     447,064      N/A       N/A

* Calpine Corporation   Employer   Late 401(k) Contributions     N/A      N/A     N/A       N/A      10,443      N/A       N/A

* Calpine Corporation   Employer   Late 401(k) Contributions     N/A      N/A     N/A       N/A      22,642      N/A       N/A

* Calpine Corporation   Employer   Late 401(k) Contributions     N/A      N/A     N/A       N/A     359,058      N/A       N/A

* Calpine Corporation   Employer   Late 401(k) Contributions     N/A      N/A     N/A       N/A     334,250      N/A       N/A


* Represents a party-in-interest

                               CALPINE CORPORATION
                             RETIREMENT SAVINGS PLAN
                                 EIN 77-0212977
                                PLAN NUMBER 002

      Schedule H: Line 4i--Schedule of Assets Held for Investment Purposes
                                December 31, 1999

                (b)                           (c)                        (e)
    Identity of Issuer, Borrower,        Description of        (d)     Current
(a)    Lessor or Similar Party             Investment          Cost     Value
--  ----------------------------------------------------------------------------

*   Fidelity Magellan Fund            75,077 shares of          N/A  $10,257,830
                                      mutual fund investments

*   Calpine Corporation Common Stock  569,817 shares of         N/A    7,962,881
                                      mutual fund investments

*   Fidelity Aggressive Growth Fund   120,184 shares of         N/A    7,166,573
                                      mutual fund investments

*   Fidelity Balanced Fund            185,775 shares of         N/A    2,853,510
                                      mutual fund investments

*   Fidelity Overseas Fund            53,015 shares of          N/A    2,545,258
                                      mutual fund investments

*   Fidelity Equity Income II Fund    74,144 shares of          N/A    2,029,312
                                      mutual fund investments

*   Fidelity Retirement Money Market  1,892,902 shares of       N/A    1,892,902
    Fund                              mutual fund investments

*   Loans to participants             Interest rates,           N/A    1,044,577
                                      7.12%-9.20%

*   Fidelity Intermediate Bond Fund   100,301 shares of         N/A      978,940
                                      mutual fund investments

*   Fidelity                          Interest bearing cash     N/A      408,346
                                                                     -----------
                                                    Total            $37,140,129
                                                                     ===========

* Represents a party-in-interest

Exhibit 23.1

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our report dated June 23, 2000, included in Calpine Corporation Retirement Savings Plan Form 11-K for the year ended December 31, 1999, and to all references to our Firm included in this registration statement.

San Jose, California
June 23, 2000